82-33378

CON-SPACE
COMMUNICATIONS LTD.

RECEIVED *Safety-Ed Communication*®

2004 OCT 15 P 12:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Website: www.con-space.com
E-mail: rnishi@con-space.com

Telephone: (800) 546-3405
Fax: (604) 270-2138

October 5, 2004

04045492

SUPPL

TO SHAREHOLDERS

We are enclosing The Auditors' Report that was inadvertently omitted from our Fourth Quarter and Annual Financial Statements mailing.

Please accept our apologies for the convenience.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

CON-SPACE COMMUNICATIONS LTD.

Jlw 10/19

DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Robert J Burkart, Inc.
James F Carr-Hilton, Ltd.
Alvin F Dale, Ltd.
Peter J Donaldson, Inc.
R.J. LaBonte, Ltd.
Robert J Matheson, Inc.
Fraser G Ross, Ltd.

AUDITORS' REPORT

To the Shareholders of
Con-Space Communications Ltd.

We have audited the consolidated balance sheets of Con-Space Communications Ltd. as at June 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the Company as at June 30, 2004 and 2003 and the results of its operations and changes in its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

signed: "Dale, Matheson, Carr-Hilton LaBonte"

Vancouver, B.C.
August 20, 2004

CHARTERED ACCOUNTANTS

Vancouver Offices: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
Suite 610 - 938 Howe Street, Vancouver, B.C., Canada V6Z 1N9, Tel: 604 682-2778 • Fax: 604-689-2778
Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587